GREAT PANTHER SILVER LIMITED

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
MARCH 31, 2014 and 2013

Expressed in Canadian Dollars
(Unaudited)

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of Canadian dollars)

As at March 31, 2014 and December 31, 2013 (Unaudited)

	March 31,	December 31,
	2014	2013

Assets

Current assets:
Cash and cash equivalents	$21,660	$21,760
Short term investments	31	18
Trade and other receivables (note 3)	10,623	14,483
Income taxes recoverable	404	570
Inventories (note 4)	6,931	7,212
Prepaid expenses, deposits and advances	1,461	707
	41,110	44,750
Non-current assets:
Mineral properties, plant and equipment (note 5)	52,027	51,276
Exploration and evaluation assets (note 6)	3,317	3,181
Intangible assets	600	665
Deferred tax asset	258	247
	$97,312	$100,119

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables	$4,140	$6,527
Current tax liability	84	-
	4,224	6,527
Non-current liabilities:
Reclamation and remediation provision	2,586	2,440
Deferred tax liability	2,285	2,332
	9,095	11,299

Shareholders’ equity:
Share capital (note 7)	123,453	123,022
Reserves	8,100	8,532
Deficit	(43,336)	(42,734)
	88,217	88,820
	$97,312	$100,119

See accompanying notes to the condensed interim consolidated financial statements.

Nature of operations (note 1)
Commitments and contingencies (note 13)
Subsequent events (note 15)

Approved by the Board of Directors

“Robert A. Archer”	“Robert W. Garnett”
Robert A. Archer, Director	Robert W. Garnett, Director

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of Canadian dollars, except per share data)

For the three months ended March 31, 2014 and 2013 (Unaudited)

	For the three months ended March 31,
	2014	2013

Revenue	$12,880	$12,639
Cost of sales
Production costs	9,609	9,532
Amortization and depletion	3,634	2,715
Share-based payments	55	79
	13,298	12,326

Gross profit (loss)	(418)	313

General and administrative expenses
Administrative expenses	1,553	1,971
Amortization and depletion	83	37
Share-based payments	61	26
	1,697	2,034

Exploration and evaluation expenses
Exploration and evaluation, and development expenses (note 8)	1,601	641
Share-based payments	16	-
Income (loss) before the undernoted	(3,732)	(2,362)

Finance and other income (expense)
Interest income	81	86
Finance costs	(38)	(9)
Foreign exchange gain (note 9)	3,774	4,295
Other income (expense) (note 10)	(661)	27
	3,156	4,399

Income (loss) before income taxes	(576)	2,037

Income tax expense
Current	165	239
Deferred (recovery)	(139)	522
	26	761
Net income (loss) for the period	$(602)	$1,276

Other comprehensive income (loss), net of tax
Items that are or may be reclassified subsequently to net income (loss):
Foreign currency translation	(432)	604
Change in fair value of available-for-sale financial assets (net of tax)	4	(56)
	(428)	548
Total comprehensive income (loss) for the period	$(1,030)	$1,824

Earnings (loss) per share (note 7(d))
Basic	$(0.00)	$0.01
Diluted	$(0.00)	$0.01
See accompanying notes to the condensed interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in thousands of Canadian dollars)

For the three months ended March 31, 2014 and 2013 (Unaudited)

	Share Capital		Reserves
	Number of shares (000’s)	Amount	Share options and warrants	Foreign currency translation	Fair value	Total reserves	Income (deficit)	Total share-holders’ equity
Balance at January 1, 2013	137,860	$122,444	$11,877	$(4,147)	$(144)	$7,586	$(30,005)	$100,025
Share options exercised (note 7(c))	14	15	(5)	-	-	(5)	-	10
Share-based payments	-	-	105	-	-	105	-	105
Comprehensive income (loss)	-	-	-	604	(56)	548	1,276	1,824
Balance at March 31, 2013	137,874	$122,459	$11,977	$(3,543)	$(200)	$8,234	$(28,729)	$101,964

Balance at January 1, 2014	138,420	$123,022	$12,598	$(3,851)	$(215)	$8,532	$(42,734)	$88,820
Share options exercised (note 7(c))	509	431	(136)	-	-	(136)	-	295
Share-based payments	-	-	132	-	-	132	-	132
Comprehensive income (loss)	-	-	-	(432)	4	(428)	(602)	(1,030)
Balance at March 31, 2014	138,929	$123,453	$12,594	$(4,283)	$(211)	$8,100	$(43,336)	$88,217

See accompanying notes to the condensed interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)

For the three months ended March 31, 2014 and 2013 (Unaudited)

	Three months ended March 31,
	2014	2013

Cash flows from operating activities
Net income (loss) for the period	$(602)	$1,276
Items not involving cash:
Amortization and depletion	3,717	2,752
Unrealized foreign exchange gains	(3,075)	(4,216)
Deferred income tax (recovery) expense	(139)	522
Accretion on reclamation and remediation provision	38	9
Share-based payments	132	105
Other (income) expense (note 10)	661	-
Other non-cash items	(97)	(78)
	635	370

Interest received	62	55
Income taxes paid	(84)	(196)
Net cash from operating activities before changes in non-cash working capital	613	229

Changes in non-cash working capital:
Decrease (increase) in trade and other receivables	3,880	5,001
Decrease (increase) in income taxes recoverable	166	(7)
Decrease (increase) in inventories	(425)	(320)
Decrease (increase) in prepaid expenses, deposits and advances	(754)	367
Increase (decrease) in trade and other payables	(2,428)	(2,231)
Increase (decrease) in current tax liability	168	394
Net cash from operating activities	1,220	3,433

Cash flows from investing activities:
Additions to intangible assets	-	(143)
Additions to mineral properties, plant and equipment	(2,165)	(3,826)
Proceeds from disposal of plant and equipment	-	5
Net cash used in investing activities	(2,165)	(3,964)

Cash flows from financing activities:
Proceeds from exercise of options (note 7(c))	280	10
Net cash from financing activities	280	10

Effect of foreign currency translation on cash and cash equivalents	565	270

Increase (decrease) in cash and cash equivalents	(100)	(251)
Cash and cash equivalents, beginning of period	21,760	20,735
Cash and cash equivalents, end of period	$21,660	$20,484
See accompanying notes to the condensed interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2014 and 2013 (Unaudited)

1.	Nature of operations

Great Panther Silver Limited (the “Company”) is a public company which is listed on the Toronto Stock Exchange and is incorporated and domiciled in Canada.

The Company’s current activities focus on the mining of precious metals from its operating mines in Mexico, as well as the acquisition, exploration and development of mineral properties within Latin America.  The Company wholly owns two producing mines, Topia and Guanajuato.  The Company published a NI 43-101 compliant resource estimate for its San Ignacio property in 2012.  At the end of 2013, the Company announced results of San Ignacio surface drilling and its plan to start production in the first half of 2014.  The Company also has two other mineral property interests, Santa Rosa and El Horcon.  These properties are in the exploration stage and the Company has not yet determined whether they contain ore reserves which are economically viable.

Based on the Company’s current cash flow and future projections, these financial statements have been prepared by management on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that the current exploration and development programs will result in the discovery and development of economic ore reserves.

2.	Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).  The accounting policies and critical estimates applied by the Company in these condensed interim consolidated financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2013, except as described below in respect of standards adopted as of January 1, 2014 and the change in estimate on depletion method of Guanajuato mineral property assets.  The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements.  Certain amounts in the prior period have been reclassified to conform with the presentation in the current period.

These condensed interim consolidated financial statements were approved by the Board of Directors on May 6, 2014.

Accounting standards effective in 2014

Effective January 1, 2014, the Company adopted the following amendments to accounting standards issued by the IASB:

IAS 32 Financial Instruments (amendment)

Presentation was amended relating to application guidance on the offsetting of financial assets and financial liabilities.  The amendment to IAS 32 had no effect on previously reported results or on the results for the current period.

IFRIC 21 levies

In May 2013, IASB issued IFRIC 21 Levies, which sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to the recognition of a liability to pay a levy.  The adoption of this standard had no impact on the Company’s interim consolidated financial statements.

IAS 36 Impairment of assets (amendment)

In May 2013, the IASB issued an amendment for recoverable amount disclosures for non-financial assets.  The overall effect of the amendment is to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where applicable. The amendment to IAS 36 does not have impact to the Company’s interim consolidated financial statements.

Change in estimate on depletion method of Guanajuato mineral property assets

Effective January 1, 2014, the Company applied a change in estimate to the amortization and depletion of its Guanajuato mineral property assets.  Based on its recent updated mineral resource estimate for the Guanajuato mine complex, the Company determined that sufficient resource information was available to form a basis for the application of the units-of-production method. The Company determined that the units-of-production method better reflects the consumption of the mines’ capitalized development costs associated with the established Measured and Indicated Resource base. The change in amortization method has been applied prospectively under the requirements of IFRS.  The Guanajuato mineral property asset was previously depleted on a straight-line basis over their respective estimated useful lives.  The change in amortization method is not expected to have a significant impact on annual amortization but may impact the amount of amortization expense in a given quarter depending on the timing of production.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2014 and 2013 (Unaudited)

2.	Basis of presentation - continued

Accounting standards issued but not yet adopted

The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 Financial Instruments (“IFRS 9”) in three main phases.  IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and will be effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.  IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets.  Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions.

3.	Trade and other receivables

	March 31, 2014	December 31, 2013
Trade accounts receivable	$6,929	$11,473
Value added tax receivable	3,564	2,895
Other	143	117
	10,636	14,485
Allowance for doubtful amounts	(13)	(2)
	$10,623	$14,483

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 16%.  The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

4.	Inventories

	March 31, 2014	December 31, 2013
Concentrate	$3,642	$3,398
Ore stockpile	322	774
Materials and supplies	2,846	2,919
Silver bullion	121	121
	$6,931	$7,212

The amount of inventory recognized as cost of sales for the three months ended March 31, 2014 and March 31, 2013 includes production costs and amortization and depletion directly attributable to the inventory production process.

The losses from the illegal occupation of the Guanajuato Mine (note 10) for concentrate and materials and supplies inventories were $378 and $195, respectively, for the three months ended March 31, 2014.  These losses were recognized in other expenses (note 10).

Silver bullion inventory included reversal of previous write-down to net realizable value for the three months ended March 31, 2014 of $3 (2013 – write-down of $67) which was recognized as income in the period.

5.	Mineral properties, plant and equipment

At March 31, 2014, the Company had mineral properties, plant and equipment assets of $52,027 compared to $51,276 at December 31, 2013.  During the three months ended March 31, 2014, the Company invested $2,204 (three months ended March 31, 2013 - $3,898), primarily in mine development and purchase of capital assets at its Guanajuato and Topia mines.

Mineral properties, plant and equipment as at March 31, 2014, included the write-off of stolen equipment of $73 from the illegal occupation of the Guanajuato Mine facilities in March 2014 (note 10).

Effective January 1, 2014, the Company applied a change in estimate to the units of production method for the amortization and depletion of its Guanajuato mineral property assets.  The change in estimate is based on the consumption of the mines’ Measured and Indicated Resource base as at December 31, 2013 and applied prospectively under the requirements of IFRS.

Guanajuato Mine

The Guanajuato Mine Complex was acquired in 2005 through the purchase of a 100% ownership interest in a group of producing silver-gold mines in Guanajuato, Mexico.  At December 31, 2013, management recorded a pre-tax impairment charge of $6,359, which reflected an assessment of the economic recoverability of the Mine Complex, given the declines in long-term silver and gold prices, along with a reduction to its Measures and Indicated and Inferred resources.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2014 and 2013 (Unaudited)

5.	Mineral properties, plant and equipment - continued

Topia Mine

In 2005, the Company purchased 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia mining concessions located in the municipality of Topia in the state of Durango, Mexico.

6.	Exploration and evaluation assets

At March 31, 2014, the Company had exploration and evaluation assets of $3,317 compared to $3,181 at December 31, 2013.  The increase of $136 relates to effects of foreign exchange.  Exploration and evaluation assets are not currently being depleted.

Santa Rosa Project

During 2011, the Company acquired rights to a silver-gold project, the Santa Rosa Project, in Guanajuato, Mexico, for USD$1,400 (CAD$1,452).

El Horcon

On September 5, 2012, the Company purchased a 100% interest in the El Horcon Silver-Gold Project, in Jalisco State, Mexico, for total cash consideration of US$1,600 (CAD$1,579).

7.	Share capital

(a)	Authorized:

Unlimited number of common shares without par value

Unlimited number of Class A preferred shares without par value, issuable in series

Unlimited number of Class B preferred shares without par value, issuable in series

(b)	Issued and fully paid:

Common shares: 138,929,377 (December 31, 2013 – 138,419,715)

Preferred shares: nil (December 31, 2013 – nil)

(c)	Share options

The Company is authorized to grant incentive share options (“options”) to officers, directors, employees and consultants as incentive for their services, subject to limits with respect to insiders.  Pursuant to the Company’s 2007 Amended and Restated Incentive Share Option Plan (the “2007 Plan”), options are non-transferable, subject to permitted transferees, and the aggregate may not exceed 10% of the outstanding shares at the time of an option grant and the aggregate to any one person may not exceed 5% of the outstanding shares.  The exercise price of options is determined by the Board of Directors but shall not be less than the closing price of the common shares on the Toronto Stock Exchange on the last business day immediately preceding the date of grant.  Grant date share price is the closing market price on the day the options were granted.

Options have expiry dates of no later than 5 years after the date of grant and will cease to be exercisable 30 days following the termination of the participant’s employment or engagement.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2014 and 2013 (Unaudited)

7.	Share capital - continued

The continuity of share options for the three months ended March 31, 2014 and 2013 are as follows:

		As at				As at
Exercise		December 31,				March 31,
Price	Expiry date	2013	Granted	Forfeited	Exercised	2014
$ 0.45	February 8, 2014	379,000	-	-	(379,000)	-
$ 0.70	September 3, 2014	275,000	-	-	-	275,000
$ 0.90	December 2, 2014	50,000	-	-	-	50,000
$ 0.90	July 11, 2015	74,000	-	-	-	74,000
$ 1.15	October 17, 2015	1,500	-	-	-	1,500
$ 1.90	November 21, 2015	50,000	-	-	-	50,000
$ 1.34	March 14, 2016	315,000	-	(16,667)	-	298,333
$ 0.96	May 9, 2016	513,334	-	(86,667)	(56,665)	370,002
$ 0.70	June 27, 2016	1,698,335	-	(16,667)	(38,999)	1,642,669
$ 0.92	August 11, 2016	110,000	-	(6,667)	(11,666)	91,667
$ 0.75	November 11, 2016	170,000	-	-	(23,332)	146,668
$ 2.40	December 5, 2016	1,705,000	-	-	-	1,705,000
$ 2.25	March 15, 2017	170,000	-	-	-	170,000
$ 1.76	May 17, 2017	210,000	-	(15,000)	-	195,000
$ 1.71	August 17, 2017	903,100	-	-	-	903,100
$ 1.78	November 18, 2017	135,000	-	-	-	135,000
		6,759,269	-	(141,668)	(509,662)	6,107,939
Weighted average exercise price		$ 1.41	$ -	$ 1.06	$ 0.55	$ 1.49

		As at				As at
Exercise		December 31,				March 31,
Price	Expiry date	2012	Granted	Forfeited	Exercised	2013
$ 0.45	February 8, 2014	605,000	-	-	(5,000)	600,000
$ 0.70	September 3, 2014	300,000	-	-	-	300,000
$ 0.90	December 2, 2014	162,000	-	-	-	162,000
$ 0.90	July 11, 2015	108,000	-	-	(9,000)	99,000
$ 1.15	October 17, 2015	1,500	-	-	-	1,500
$ 1.90	November 21, 2015	90,000	-	-	-	90,000
$ 2.40	December 5, 2016	2,235,000	-	(155,000)	-	2,080,000
$ 2.25	March 15, 2017	170,000	-	-	-	170,000
$ 1.76	May 17, 2017	240,000	-	(15,000)	-	225,000
$ 1.71	August 17, 2017	1,521,100	-	(215,000)	-	1,306,100
$1.78	November 18, 2017	205,000	-	(20,000)	-	185,000
$1.34	March 14, 2016	-	465,000	-	-	465,000
		5,637,600	465,000	(405,000)	(14,000)	5,683,600
Weighted average exercise price		$ 1.78	$ 1.34	$ 1.98	$ 0.74	$ 1.73

The Company’s weighted average share price on the date the options were exercised during the three months ended March 31, 2014 is $1.03 (2013 – $2.27).

The weighted average remaining contractual life of the options outstanding as at March 31, 2014 is 2.49 years.

During the three months ended March 31, 2014, the Company recorded compensation expense for the vesting of share options of $132 (three months ended March 31, 2013 - $105).

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2014 and 2013 (Unaudited)

7.	Share capital - continued

The fair value per option granted was determined using the following weighted average assumptions at the time of the grant using the Black Scholes option pricing model as follows:

	Three months ended March 31
	2014	2013
Risk-free interest rate	-	1.09%
Expected life (years)	-	2.65
Annualized volatility	-	63%

No options were granted during the three months ended March 31, 2014.

(d)	Earnings per share and diluted earnings per share Earnings per share and diluted earnings per share are as follows:

	Three months ended March 31
	2014	2013
Earnings (loss) per share
Basic	$(0.00)	$0.01
Diluted	$(0.00)	$0.01

	Three months ended March 31
	2014	2013

Net income (loss) for the period	$(602)	$1,276

	Three months ended March 31
	2014	2013
Shares outstanding, beginning of period	138,419,715	137,860,052
Effect of share options exercised	293,783	1,611
Basic weighted average number of shares outstanding	138,713,498	137,861,663
Effect of dilutive share options	-	674,426
Diluted weighted average number of shares outstanding	138,713,498	138,536,089

For the three months ended March 31, 2014 there were 3,754,602 (2013 – 140,834) potentially dilutive shares that have not been included in the diluted earnings per share calculation for the period presented because the effect of including these shares would be anti-dilutive.

8.
Exploration and evaluation, and development expenses
For the three months ended March 31, 2014, the Company had exploration and evaluation and development expenses of $1,601 (2013 – $641). This included $1,183 of development expenses related to the San Ignacio Project and $418 of exploration and evaluation expenses related to the Santa Rosa and El Horcon projects and business development expenses.

The San Ignacio property was acquired as part of the Guanajuato Mine acquisition in 2005. In December 2013, the Company announced the completion of an in-fill drilling campaign to further define the San Ignacio Project resource. However, there is insufficient data at this time to provide for an updated NI 43-101 Measured and Indicated resource and hence to support the capitalization of the costs under International Financial Reporting Standards now that the project is in the development phase. Therefore, at December 31, 2013, the Company recognized a pre-tax impairment charge of $5,683 in respect of the San Ignacio Project.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2014 and 2013 (Unaudited)

9.
Foreign exchange gain (loss)

These condensed interim consolidated financial statements are presented in Canadian dollars which is the Company’s presentation currency and functional currency. The functional currency of the Company’s Mexican subsidiaries is the Mexican peso. Foreign exchange gains and losses therefore arise from the translation of foreign-denominated transactions and balances relative to the currency of the Company’s subsidiaries and the Company’s currency. The Company has significant Canadian dollar loans receivable from one of its Mexican subsidiaries and fluctuations in the Mexican peso create significant unrealized foreign exchange gains and losses on the loans owing to the Canadian parent company. The foreign exchange gains recorded in the condensed interim consolidated statement of comprehensive income for the three months ended March 31, 2014 of $3,774 (March 31, 2013 – $4,295) reflect the strengthening of the Mexican peso compared to the Canadian dollar during those periods.

10.
Other income (expense)

For the three months ended March 31, 2014, the Company had other expenses of $661 (2013 – other income of $27). These expenses were associated with an illegal occupation that the Company experienced at its Guanajuato Mine. During the quarter, the Company announced that approximately 60 people gained unauthorized entry to the Company’s main administration building and plant facility in Guanajuato and illegally occupied the facilities. Upon regaining control of the site, the Company determined there had been theft of concentrate inventory, material and supplies inventory and fixed assets of $378, $195 and $73 respectively.

11.
Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, short term investments, marketable securities, trade and other receivables, and trade and other payables. The carrying values of cash and cash equivalents, short term investments, trade and other receivables, and trade and other payables approximate their fair values due to the short-term nature of the items. The fair values of marketable securities are based on current bid prices at March 31, 2014. The embedded derivative in the trade account is recorded at fair value each period until final settlement occurs with changes in fair value classified as a component of revenue.
In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data

The following table illustrates the valuation method of the Company’s financial instruments carried at fair value as at March 31, 2014:

	Held at fair value	Loans and receivables	Fair value through profit and loss	Other financial assets and liabilities	Total	Fair value hierarchy
Financial Assets
Cash and cash equivalents	$-	$21,660	$-	$-	$21,660	n/a
Short term investments - Marketable securities	31	-	-	-	31	Level 1
Embedded derivative	-		(240)	-	(240)	Level 2
Trade and other receivables	-	10,863	-	-	10,863	n/a
	31	32,523	(240)	-	32,314
Financial Liabilities
Trade and other payables	-	-	-	(4,140)	(4,140)	n/a
	$31	$32,523	$(240)	$(4,140)	$28,174

During the three months ended March 31, 2014, a mark-to-market gain of $4 (March 31, 2013 – $56 loss) for marketable securities designated as available-for-sale has been recognized in other comprehensive loss.  Available-for-sale financial assets are denominated in Canadian dollars.  There were no disposals during the three months ended March 31, 2014.

At March 31, 2014, receivables of $13 (December 31, 2013 - $2) were impaired and provided for.  At March 31, 2014, the trade receivable embedded derivative includes a mark-to-market loss of $240 (December 31, 2013 - $162) which has been recognized as a component of revenue in accordance with the Company’s accounting policies.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2014 and 2013 (Unaudited)

12.	Related party transactions

	Three months ended March 31
	2014	2013
Consulting fees paid or accrued to companies controlled by directors of the Company	$125	$133
Director fees paid or accrued	64	44
Cost recovery received from a company with a common director of the Company	(23)	(72)
	$166	$105

At March 31, 2014, $nil (December 31, 2013 - $28) was due to companies controlled by officers and directors of the Company and was included in trade and other payables.  At March 31, 2014, amounts due from companies with common directors were $16 (December 31, 2013 - $8) and were included in trade and other receivables.

The above transactions occurred in the normal course of operations and are measured at fair value.

Compensation of key management personnel The remuneration of directors and other members of key management personnel during the three months ended March 31, 2014 and 2013 were as follows:

	Three months ended March 31
	2014	2013
Short-term benefits (includes salaries and benefits, consulting and management fees )	$491	$669
Termination benefits	-	48
Share-based payments	48	-
	$539	$717

Key management includes the Company’s Directors, the President and Chief Executive Officer, the Chief Financial Officer and the Vice Presidents.  The Company is committed to making severance payments amounting to approximately $1,742 to certain officers and management in the event that there is a change of control of the Company.

13.	Commitments and contingencies

(a)	Commitments

As of March 31, 2014, the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years
Operating lease payments	$791	$479	$289	$23
Drilling services	759	759	-	-
Equipment purchases with third party vendors	64	64	-	-
Environmental program	1,302	260	535	507
Total commitments	$2,916	$1,562	$824	$530

(b)	Contingencies

As of March 31, 2014, the Company had not fully secured mineral property titles for approximately 5,000 of its 7,908 hectares related to the El Horcon Project.  Certain of the Company’s title claims have been cancelled due to what the Company believes is an administrative error on the part of the government agency which manages mineral claims in Mexico.  The Company is currently in the process of attempting to reinstate the claims.  Neither the status of the claims or the process to reinstate the claims has affected the Company’s permitting and drilling programs.  The Company expects to be successful in reinstating the claims and therefore has not recorded any provision against the carrying value of the El Horcon Project.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2014 and 2013 (Unaudited)

14.	Operating segments

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico and one corporate segment located in Canada.  Due to diversities in geography and production processes, the Company operates the Guanajuato and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities.  The Corporate segment provides financial, human resources and technical support to the two mining operations.  The Guanajuato operations produce silver and gold, and Topia operations produce silver, gold, lead and zinc.

	Mexico					Canada
	Guanajuato	Topia	Other(1)	Corporate	Total	Corporate	Total
Three months ended March 31, 2014
External mineral sales	$8,525	$4,355	$-	$-	$12,880	$-	$12,880
Income (loss) before income taxes	(2,471)	297	-	3,127	953	(1,529)	(576)
Net income (loss) for the year	(2,536)	261	-	3,202	927	(1,529)	(602)

March 31, 2014
Total assets	31,078	24,434	3,317	14,835	73,664	23,648	97,312
Total liabilities	$4,287	$2,081	$-	$2,367	$8,735	$360	$9,095

(1)	Includes the Company’s exploration and evaluation assets of Santa Rosa and El Horcon.

	Mexico					Canada
	Guanajuato	Topia	Other(1)	Corporate	Total	Corporate	Total
Three months ended March 31, 2013
External mineral sales	$7,955	$4,684	$-	$-	$12,639	$-	$12,639
Income (loss) before income taxes	(339)	701	141	3,717	4,220	(2,183)	2,037
Net income (loss) for the year	(488)	590	141	3,216	3,459	(2,183)	1,276

December 31, 2013
Total assets	43,399	25,634	3,181	7,550	79,764	20,355	100,119
Total liabilities	$4,994	$2,941	$-	$2,387	$10,322	$977	$11,299

(1)	Includes the Company’s exploration and evaluation assets of Santa Rosa and El Horcon.

For the three months ended March 31, 2014 and 2013, the Company had revenue from the following product mixes:

	Three months ended March 31
	2014	2013
Silver	$8,381	$9,389
Gold	4,176	3,372
Zinc	698	639
Lead	618	574
Ore processing revenues	257	145
Smelter and refining charges	(1,192)	(1,480)
Mining duty on metal sales	(58)	-
	$12,880	$12,639

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2014 and 2013 (Unaudited)

14.	Operating segments - continued For the three months ended March 31, 2014 and 2013, the Company had three customers that accounted for the majority of total revenues as follows:

		Three months ended March 31
Customer	Segment	2014	2013
Customer A	Guanajuato	$-	$5,546
Customer B	Guanajuato	1,269	2,765
Customer C	Topia	4,269	4,328
Customer D	Guanajuato	7,143	-
Other customers		257	-
Mining duty on metal sales		(58)	-
		$12,880	$12,639

The trade accounts receivable balance at March 31, 2014 of $6,929 at (December 31, 2013– $11,473) relates to three customers  (note 3).

15.	Subsequent events A total of 58,333 share options were exercised after March 31, 2014.